

December 1, 2014

<u>Via E-mail</u>
Ms. Natalie Russell
President and Chief Financial Officer
AVT, Inc.
341 Bonnie Circle, Suite 102
Corona, California 92880

> **RE:** **AVT, Inc.**
> **Item 4.02 Form 8-K**
> **Filed November 25, 2014**
> **File No. 0-53372**

Dear Ms. Russell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including a brief description of the facts underlying the conclusion to the extent known to you at the time of filing. Your current disclosure does not disclose the facts and circumstances that resulted in your conclusion to no longer rely on your financial statements for the year ended December 31, 2011.

2. Please disclose the nature of any known restatements in your amended Item 4.02 8-K.

3. Please amend your 10-K for the fiscal year ended December 31, 2012 to include an audit report as required by Rule 8-01(a) and Rule 2-02(a) of Regulation S-X. Please be aware that an amendment is required to present the entire Item being amended.

4. We remind you that when you file your restated Form 10-K you should appropriately address the following:
   - an explanatory paragraph in the issued audit opinion;

- full compliance with ASC 250-10-50-7;
- fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data;
- updated Item 9A disclosures should include the following:
    - a discussion of the restatement and the facts and circumstances surrounding it;
    - how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures;
    - changes to internal controls over financial reporting; and
    - anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

    Refer to Items 307 and 308(c) of Regulation S-K; and
- include all updated certifications, which refer to the Form 10-K/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief